Exhibit 2









                                 ELSCINT LIMITED
                            AND SUBSIDIARY COMPANIES
                             CONDENSED CONSOLIDATED

                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2003
                                   (UNAUDITED)

                                        Elscint Limited and Subsidiary Companies

Condensed Consolidated Financial Statements as of March 31, 2003 (Unaudited)
--------------------------------------------------------------------------------



CONTENTS

                                                                          Page
                                                                        --------

Review Report of Condensed Consolidated Financial Statements                 2


Condensed Consolidated Balance Sheets                                      3-4


Condensed Consolidated Statements of Operations                            5-6


Condensed Consolidated Statements of Shareholders' Equity                  7-8


Condensed Consolidated Statements of Cash Flows                           9-12


Notes to the Condensed Consolidated Financial Statements                 13-17

The Board of Directors
Elscint Limited

Review report of unaudited condensed consolidated financial statements for the three-months period ended March 31, 2003

At your request, we reviewed the interim consolidated balance sheet of Elscint Limited and its subsidiaries as of March 31, 2003, and the related condensed consolidated statements of operations, shareholders' equity and cash flows for the three-months period then ended.

Our review was made in accordance with the procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the aforementioned interim consolidated financial statements, reading the minutes of the Shareholders' Meetings and of the Board of Directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets as of March 31, 2003 constitute 74% of the total consolidated assets and whose revenues for the three months then ended constitute 100% of the total consolidated revenues, have been reviewed by other auditors. Furthermore, the data included in the financial statements relating to net asset value of the Company's investments in affiliate and to its equity in its operating results is based on the financial statements of such affiliate, which was reviewed by another auditor.

The foregoing procedures, which are limited in scope, do not constitute an examination made in accordance with generally accepted auditing standards. Therefore, we do not express an opinion on the interim consolidated financial statements.

In the course of our review, including the reading of the review reports of the other auditors referred to above, nothing came to our attention which would indicate the necessity of making material changes to the interim consolidated financial statements in order for them to be in conformity with generally accepted accounting principles in Israel.

As discussed in Note 4 to the accompanying consolidated financial statements, the Company is defendant in lawsuits and was served with additional claims out of which two claims were filed in Israel with a request for a recognition as representative claims.



Somekh Chaikin
Certified Public Accountants (Isr.)

Haifa, May 29, 2003


                                                                                           Elscint Limited and Subsidiary Companies

Condensed Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003



                                                                                                         Convenience
                                                                                                         translation
                                                                                                          (Note 2B)
                                                                    March 31,            December 31,      March 31,
                                                               2003          * 2002           2002           2003
                                                               ----------    ------      ------------
                                                                   (Unaudited)             (Audited)     (Unaudited)
                                                               --------------------      ------------   --------------
                                                                                                            U.S.$
                                                                    Adjusted NIS (thousands)             (thousands)
                                                               --------------------------------------   --------------

 ASSETS

 Current Assets
 Cash and cash equivalents                                        95,084       258,452         93,679          20,287
 Short-term investments and deposits                             160,903       160,583        158,736          34,330
 Accounts receivable - trade, net                                 18,724        17,085         19,153           3,995
 Other accounts receivable and prepaid expenses                   23,244        19,732         21,927           4,959
 Hotels inventories                                                2,394         3,039          3,133             511
                                                              -----------   -----------    -----------      ----------
                                                                 300,349       458,891        296,628          64,082
                                                              -----------   -----------    -----------      ----------

 Long-term Accounts and Investments
 Investments, loans and long-term receivables, net               343,808       369,517        355,236          73,353
 Investments in affiliated company                                28,683             -         32,764           6,120
 Venture capital investment                                            -        29,931              -               -
                                                              -----------   -----------    -----------      ----------
                                                                 372,491       399,448        388,000          79,473
                                                              -----------   -----------    -----------      ----------
 Fixed Assets, Net                                             1,707,568     1,434,609      1,650,459         364,320
                                                              -----------   -----------    -----------      ----------
 Other Assets, Net                                                14,603        11,121         12,330           3,116
                                                              -----------   -----------    -----------      ----------
 Assets Related to Discontinuing Operation                        31,103       174,016        115,026           6,636
                                                              -----------   -----------    -----------      ----------
                                                               2,426,114     2,478,085      2,462,443         517,627
                                                              ===========   ===========    ===========      ==========

* Reclassified.

The accompanying notes are an integral part of the financial statements.


                                                                                           Elscint Limited and Subsidiary Companies

Condensed Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003




                                                                                                         Convenience
                                                                                                         translation
                                                                                                          (Note 2B)
                                                                    March 31,            December 31,      March 31,
                                                               2003          * 2002            2002          2003
                                                              ----------    --------     ------------    -----------
                                                                   (Unaudited)             (Audited)     (Unaudited)
                                                              ----------------------     ------------    -----------
                                                                                                            U.S.$
                                                                    Adjusted NIS (thousands)             (thousands)
                                                              ---------------------------------------    -----------

 LIABILITIES AND
  SHAREHOLDERS' EQUITY

 Current Liabilities
 Short-term credits                                             233,093         460,144        536,436          49,732
 Accounts payable - trade                                        25,299          20,103         23,247           5,398
 Accrued liabilities                                             87,877          67,877         87,834          18,749
 Advance from customer in respect of project
   in progress, net                                                   -             606              -               -
                                                              -----------   -----------    -----------      ----------
                                                                346,269         548,730        647,517          73,879
                                                              -----------   -----------    -----------      ----------
 Long-term Liabilities
 Long-term debts                                                927,896         619,632        632,772         197,972
 Deferred income tax liability                                    9,936          18,941         11,029           2,120
 Liability for employee severance benefits, net                     673             322            517             144
                                                              -----------   -----------    -----------      ----------
                                                                938,505         638,895        644,318         200,236
                                                              -----------   -----------    -----------      ----------
 Liabilities Related to Discontinuing Operations                 98,783         215,803        111,417          21,076
                                                              -----------   -----------    -----------      ----------
 Minority interest                                               30,369          28,873         29,799           6,479
                                                              -----------   -----------    -----------      ----------
 Contingencies and Commitments (see Note 4)

 Shareholders' Equity                                         1,012,188       1,045,784      1,029,392         215,957
                                                              -----------   -----------    -----------      ----------
                                                              2,426,114       2,478,085      2,462,443         517,627
                                                              ===========   ===========    ===========      ==========

* Reclassified.


Date: May 31, 2003

                     /s/ A.R. Goren                               /s/ R. Lavine                /s/ U. Levin
                     ----------------------------------           -----------------------      ---------------------------
                     A.R. Goren                                   R. Lavine                    U. Levin
                     Chairman of the Board of Directors           President                    C.F.O


The accompanying notes are an integral part of the financial statements.


                                                                                           Elscint Limited and Subsidiary Companies

Condensed Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003


                                                                                                         Convenience
                                                                                                         translation
                                                                                                          (Note 2B)
                                                                    March 31,            December 31,      March 31,
                                                               2003          * 2002            2002          2003
                                                              --------     ---------     ------------    ------------
                                                                   (Unaudited)             (Audited)     (Unaudited)
                                                              ----------------------     ------------    ------------
                                                                                                            U.S.$
                                                                    Adjusted NIS (thousands)             (thousands)
                                                              ---------------------------------------    ------------

 Revenues

 Operating and managing hotels                                    40,048        42,071        212,297           8,544
 Hotel leasing                                                     3,494             -              -             745
 Revenue from long-term contracts                                      -           945          1,550               -
                                                              -----------   -----------    -----------      ----------
                                                                  43,542        43,016        213,847           9,289
                                                              -----------   -----------    -----------      ----------
 Cost of revenues

 Hotels operations and management                                 28,060        30,202        136,827           5,987
 Cost of long-term contracts                                           -           883          1,430               -
 Depreciation of leased hotel                                        669             -              -             143
                                                              -----------   -----------    -----------      ----------
                                                                  28,729        31,085        138,257           6,130
                                                              -----------   -----------    -----------      ----------
 Gross profit                                                     14,813        11,931         75,590           3,159

 Hotels' depreciation, amortization
  and other operation expenses                                    13,264        13,411         63,175           2,830
 Initial expenses, net                                             1,175         1,596          1,821             251
 General and administrative expenses                               7,169         7,050         32,433           1,529
                                                              -----------   -----------    -----------      ----------
                                                                  21,608        22,057         97,429           4,610
                                                              -----------   -----------    -----------      ----------

 Operating loss                                                   (6,795)      (10,126)       (21,839)         (1,451)

 Finance (expenses) income, net                                   (5,973)       20,064         13,152          (1,274)
 Other expenses, net                                              (3,072)          (28)       (22,086)           (655)
                                                              -----------   -----------    -----------      ----------
 (Loss) income before income taxes                               (15,840)        9,910        (30,773)         (3,380)

 Income taxes                                                      1,359           361          5,363             290
                                                              -----------   -----------    -----------      ----------
 (Loss) income after income taxes                                (14,481)       10,271        (25,410)         (3,090)

 The Company's share in loss
 of affiliated company                                            (3,662)            -         (2,925)           (781)

 Minority interest in loss
  of a subsidiary, net                                                72             8            903              15
                                                              -----------   -----------    -----------      ----------
 Net (loss) income from continuing Operations                    (18,071)       10,279        (27,432)         (3,856)
                                                              -----------   -----------    -----------      ----------
 Net income  from discontinuing operation                          4,190        6,077          91,402             894
                                                              -----------   -----------    -----------      ----------
 Net (loss) income                                               (13,881)      16,356          63,970          (2,962)
                                                              ===========   ===========    ===========      ==========

*  Reclassified.

The accompanying notes are an integral part of the financial statements.



                                                                                           Elscint Limited and Subsidiary Companies

Condensed Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003



                                                                                                         Convenience
                                                                                                         Translation
                                                                                                          (Note 2B)
                                                                    March 31,            December 31,      March 31,
                                                               2003          * 2002            2002          2003
                                                             --------       --------     ------------   -------------
                                                                   (Unaudited)             (Audited)     (Unaudited)
                                                             -----------------------     ------------   -------------
                                                                                                            U.S.$
                                                                    Adjusted NIS (thousands)             (thousands)
                                                             ----------------------------------------   -------------


 Basic (loss) earnings
 per ordinary share (NIS 0.05
 par value) from:

 Continuing operations                                           (1.08)          0.62           (1.64)         (0.23)
 Discontinuing operation                                          0.25           0.36            5.47           0.05
                                                             ----------      ---------      ----------     ----------
                                                                 (0.83)          0.98            3.83          (0.18)
                                                             ==========      =========      ==========     ==========

 Diluted (loss) earnings per
 ordinary share (NIS 0.05
 par value) from:

 Continuing operations                                           (1.08)          0.54           (1.70)         (0.23)
 Discontinuing operation                                          0.25           0.35            5.24           0.05
                                                             ----------      ---------      ----------     ----------
                                                                 (0.83)          0.89            3.54          (0.18)
                                                             ==========      =========      ==========     ==========

*  Reclassified.


                                                                                           Elscint Limited and Subsidiary Companies

Condensed Consolidated Statements of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003


                                                                                            Loans to
                                                                 Cumulative                 Employees
                                                                 foreign                    For
                                                                 currency                   Purchase of   Total
                                         Share       Capital     translation   Retained     Company's     shareholders'
                                         capital     surplus     adjustments   earnings     shares        equity
                                         --------    --------    ------------  ---------    ------------  -------------
                                                                    Adjusted NIS (thousands)
                                         ------------------------------------------------------------------------------


 Balance as of January 1, 2003
 (audited)                                   5,449     741,196        39,120       255,930       (12,303)     1,029,392

 Changes during the period
   (unaudited)

 Loss for the period                             -           -             -       (13,881)            -        (13,881)
 Foreign currency translation
 adjustment                                      -           -        (3,323)            -             -         (3,323)
 Interest on loan to employees
   net of erosion                                -          85             -             -           (85)             -
                                            --------   --------      --------     ---------      ---------   -----------


 Balance as of
 March 31, 2003 (unaudited)                  5,449     741,281        35,797       242,049       (12,388)     1,012,188
                                            ========   ========      ========     =========      =========   ===========
 Balance as of January 1, 2002
  (audited)                                  5,454     741,984         3,434       280,455       (13,096)     1,018,231

 Changes during the period
  (unaudited)

 Net income for the period                       -           -             -        16,356             -         16,356
 Foreign currency translation
 adjustment                                      -           -        11,197             -             -         11,197
 Erosion net of interest on loans
  to employees                                   -        (110)            -             -           110              -
                                            --------   --------      --------     ---------      ---------   -----------
 Balance as of March 31,
 2002 (unaudited)                            5,454     741,874        14,631       296,811       (12,986)     1,045,784
                                            ========   ========      ========     =========      =========   ===========



The accompanying notes are an integral part of the financial statements.




                                                                                           Elscint Limited and Subsidiary Companies

Condensed Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003


                                                                                                Loans to
                                                                   Cumulative                   employs
                                                                   foreign                      for
                                                                   currency                     Purchase       Total
                                       Share         Capital       translation    Retained      of company's   shareholders'
                                       capital       surplus       adjustments    earnings      shares         Equity
                                       ---------     --------      ------------   ----------    -------------  --------------
                                                                    Adjusted NIS (thousands)
                                       --------------------------------------------------------------------------------------

 Balance as of January 1, 2002
  (audited)                                    5,454       741,984          3,434       280,455        (13,096)    1,018,231

 Changes during the year
  (unaudited)

 Net income for the period                         -             -              -        63,970              -        63,970
 Foreign currency translation
  adjustment                                       -             -         35,686             -              -        35,686
 Incentive shares which were
   returned to pool                               (2)         (712)             -             -            714             -
 Erosion net of interest on loan
   to employees                                   (3)          (76)             -             -             79             -
 Dividends   *                                     -             -              -       (88,495)             -       (88,495)
                                             ---------    ---------      ---------     ----------      ---------  -----------
 Balance as of December 31,
 2002 (audited)                                5,449       741,196         39,120       255,930        (12,303)    1,029,392
                                             =========    =========      =========     ==========      =========  ===========

  * Not including a dividend in the amount of NIS 3,456 thousand, in respect of shares which are held by employees which was recorded as an expense in the statement of operations.



The accompanying notes are an integral part of the financial statements.


                                                                                     Elscint Limited and Subsidiary Companies


Condensed Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003



                                                                                                         Convenience
                                                                                                         translation
                                                                                                          (Note 2B)
                                                                    March 31,            December 31,      March 31,
                                                               2003          * 2002         2002             2003
                                                              ---------    ---------     ------------    -----------
                                                                   (Unaudited)             (Audited)     (Unaudited)
                                                              ----------------------     ------------    -----------
                                                                                                            U.S.$
                                                                    Adjusted NIS (thousands)             (thousands)
                                                              ---------------------------------------    -----------

Cash Flows from Operating Activities:

Net (loss) income                                               (13,881)        16,356         63,970         (2,962)
Adjustments to reconcile net (loss) income to net
  cash provided by operating activities
  from continuing operations (A)                                 15,418        (12,719)       (60,114)         3,290
                                                               ----------     ---------      ---------      ---------
Net cash  provided by
Operating activities from continuing operations                   1,537          3,637          3,856            328

Net cash (used in) provided by
Operating activities from discontinuing operation                (7,919)       (17,059)        24,791         (1,690)
                                                               ----------     ---------      ---------      ---------
Net Cash (used in) Provided by Operating
  Activities                                                     (6,382)       (13,422)        28,647         (1,362)
                                                               ----------     ---------      ---------      ---------
Cash Flows from Investing activities:
Proceeds from sale of fixed assets                                1,520              -            407            324
Purchase of fixed assets and other assets                       (78,626)       (29,751)      (178,039)       (16,775)
Purchase of venture capital investment                                -            (48)        (4,920)             -
Proceeds from sale of long-term investments
 and loans                                                            -          1,106          3,485              -
(Purchase of) proceeds from short - term
  investments and loans, net                                     (4,926)           145          1,923         (1,051)
Purchase of long-term investments and loans                           -              -           (688)             -
                                                               ----------     ---------      ---------      ---------
Net cash used in investing activities from
continuing operations                                           (82,032)       (28,548)      (177,832)       (17,502)
Net cash provided by (used in) investing
activities from discontinuing operation                          83,396           (521)        (2,423)        17,793
                                                               ----------     ---------      ---------      ---------
Net Cash Provided by (used in) Investing
  Activities                                                      1,364        (29,069)      (180,255)           291
                                                               ----------     ---------      ---------      ---------

* Reclassified.



The accompanying notes are an integral part of the financial statements.


                                                                                           Elscint Limited and Subsidiary Companies


Condensed Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003



                                                                                                         Convenience
                                                                                                         translation
                                                                                                          (Note 2B)
                                                                     March 31,           December 31,      March 31,
                                                                2003         * 2002         2002             2003
                                                               --------     --------     ------------    -------------
                                                                    (Unaudited)            (Audited)     (Unaudited)
                                                               ---------------------     ------------    -------------
                                                                                                            U.S.$
                                                                     Adjusted NIS (thousands)            (thousands)
                                                               --------------------------------------    -------------

Cash Flows from Financing
  Activities:
Proceeds from long-term debts                                     6,549          4,005          4,713           1,397
Payments of long-term debt                                       (5,047)        (4,185)      (144,941)         (1,077)
Dividend distributed                                                  -              -        (88,495)              -
Issuance share to minority in a subsidiary company                    -              -            559               -
Change in short-term credits, net                                 4,806          4,505        175,002           1,026
                                                               -----------     --------      ---------        ---------

Net Cash Provided by (used in) Financing
 Activities from continuing operations                            6,308          4,325        (53,162)          1,346
                                                               -----------     --------      ---------        ---------
Net effect of exchange rate changes on cash                         115            413          2,244              25
                                                               -----------     --------      ---------        ---------
Net increase (decrease) in cash
  and cash equivalents                                            1,405        (37,753)      (202,526)            300
Cash and Cash Equivalents
  at Beginning of period                                         93,679        296,205        296,205          19,987
                                                               -----------     --------      ---------        ---------
Cash and Cash Equivalents at End of Period                       95,084        258,452         93,679          20,287
                                                               ===========     ========      =========        =========

* Reclassified.







The accompanying notes are an integral part of the financial statements.


                                                                                           Elscint Limited and Subsidiary Companies

Condensed Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------------

Adjusted to the NIS of March 2003



                                                                                                         Convenience
                                                                                                         translation
                                                                                                          (Note 2B)
                                                                    March 31,            December 31,      March 31,
                                                               2003          * 2002          2002            2003
                                                              -------       --------     ------------    -----------
                                                                   (Unaudited)             (Audited)     (Unaudited)
                                                              ----------------------     ------------    -----------
                                                                                                            U.S.$
                                                                    Adjusted NIS (thousands)             (thousands)
                                                              ---------------------------------------    -----------


A. Adjustments to reconcile net (loss) income to net cash provided by operating activities from continuing operations:

Income and expenses not
  involving cash flow:

Discontinuing operation                                         (4,190)       (6,077)        (91,402)          (894)
Depreciation and amortization                                    9,101         8,851          55,369          1,943
The Company's share in loss
 of affiliated company                                           3,662             -           2,925            781
Decrease in value of investments
  not of a temporary nature                                          -             -           4,043              -
Capital loss                                                         -             -             172              -
Exchange differences on investments and loans, net                 521       (18,328)        (22,571)           111
Changes in liability for employee
 severance benefits, net                                           143           (53)             85             31
(Profit) loss from evaluation of marketable securities            (114)           36             480            (24)
Changes in deferred income taxes                                (1,915)          313          (5,810)          (409)
Minority interest in loss of a subsidiary, net                     (72)           (8)           (903)           (15)

Changes in assets and liabilities:

Decrease (increase) in:
Accounts receivable  - trade, net                                  580        (1,692)         (1,300)           124
Other accounts receivable and prepaid expenses                  (1,236)       (2,003)         (5,977)          (264)
Hotel inventories                                                  766           538             914            163

Increase (Decrease) in:
Accounts payable-trade                                           4,482          (852)         (1,888)           956
Accrued liabilities                                              2,878         7,500           5,404            614
Advance from customer in respect of project
 progress, net                                                       -          (944)         (1,550)             -
Deposits from renters                                              812             -           1,895            173
                                                             ----------     ---------       ---------        -------
                                                                15,418       (12,719)        (60,114)         3,290
                                                             ==========     =========       =========        =======

* Reclassified.



The accompanying notes are an integral part of the financial statements.


                                                                                           Elscint Limited and Subsidiary Companies

-----------------------------------------------------------------------------------------------------------------------------------
Condensed Consolidated Statements of Cash Flows




                                                                                                         Convenience
                                                                                                         translation
                                                                                                          (Note 2B)
                                                                     March 31,           December 31,      March 31,
                                                                2003         * 2002          2002            2003
                                                              --------      --------     ------------    -----------
                                                                    (Unaudited)            (Audited)     (Unaudited)
                                                              ----------------------     ------------    -----------
                                                                                                            U.S.$
                                                                     Adjusted NIS (thousands)            (thousands)
                                                              ---------------------------------------    -----------


B. Supplemental Schedule of Non-Cash
       Transactions and Investing Activities

    Purchase of fixed assets against increase in
      accounts payable                                             26,566         19,391         35,245           5,668
                                                                  ========       ========       ========         =======
    Purchase of other assets against increase in
     accounts payable                                               1,212              -          1,260             259
                                                                  ========       ========       ========         =======











The accompanying notes are an integral part of the financial statements.

Note 1 - General

       The accompanying  unaudited  financial  statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals)
       considered necessary for a fair presentation have been included. Operating results for the three months period ending March 31, 2003, are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2002.

       These financial statements should be read in conjunction with the annual audited financial statements of the Company as of December 31, 2002 and their accompanying notes.


Note 2 - Significant Accounting Policies

       A.    The accompanying  unaudited financial statements have been prepared
             in  accordance  with  generally  accepted   accounting   principles
             ("GAAP") in Israel for interim financial information.

             All significant accounting policies have been applied consistently with the year ended December 31, 2002.

       B. Financial Statements in adjusted Israeli currency and Israeli GAAP

             i. The financial statements are prepared on the basis of the historical cost convention, adjusted for changes in the general purchasing power of the Israeli currency (New Israeli Shekel - "NIS") based on the changes in the Israeli consumer price index (CPI).

                  Comparative data in the statements were adjusted to the NIS of March 2003.

                  Below is data regarding the CPI and the U.S. dollar exchange rate:

                                                       Exchange rate
                                                          of one
                                                        U.S. dollar     CPI

                                                       -------------  --------
                 March 31, 2003                            4.687       116.02
                 March 31, 2002                            4.668       110.66
                 December 31, 2002                         4.737       115.12

                 Changes during the period:
                 January 1, 2003 - March 31, 2003         (1.06%)       0.78%
                 January 1, 2002 - March 31, 2002          5.71%        2.37%
                 January 1, 2002 - December 31, 2002       7.27%        6.49%

             ii.The adjusted  financial  statements as of March 31, 2003 and for the three months period then ended have been translated into U.S. dollars using the representative exchange rate as of that date (U.S.$ 1 = NIS 4.687). The translation was made solely for the convenience of the reader. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

    C. Effect of new accounting standards not yet implemented


         1. In July 2001, the Israel Accounting Standard Board ("The Board") published the following two Standards:

         (a) Accounting Standard No. 12 - Discontinuance of Adjustment of Financial Statements. Pursuant to this standard, the adjustment of financial statements will be discontinued as of January 1, 2003. In December 2002, the Israel Accounting Standards Board published Standard No. 17 which postponed the implementation of Standard No. 12 until January 1, 2004. Therefore, the adjustment of the financial statements will be discontinued as of January 1, 2004.

                  The Company will continue preparing adjusted financial statements in accordance with Opinion 36 of the Institute of Certified Public Accountants in Israel until December 31, 2003. The adjusted amounts to be included in the financial statements as of December 31, 2003 will constitute the starting point for the nominal financial statements as of January 1, 2004.

         (b) Accounting Standard No.13 - Effect of Changes in the Rates of Exchange of Foreign Currency. This standard deals with translation of transactions in foreign currency and translation of financial statements of outside activities for the purpose of their inclusion in the financial statements of the reporting entity, and supersedes the provisions of
                  Clarifications 8 and 9 to Opinion 36 which will be discontinued upon the entry into effect of Accounting Standard No. 12 described above.

         Implementation of Standards No. 12 and No. 13 may have a significant effect on the Company's financial statements. The extent of the effect will depend upon the rate of inflation, the changes in the exchange rate, the composition of the assets and the Company's sources of financing.

    D. Implementation of recently issued accounting standard


         In February 2003, the Israeli Accounting Standards Board published Accounting Standard No. 15 - Decline in the Value of Assets. The standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the present value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the standard provides rules for presentation and disclosure with respect to assets whose value has declined.

         The Standard applies to financial statements for periods beginning January 1, 2003. The standard provides that in most cases the transition will be effected by means of the "from here on" method, however a loss from decline in value of an assets, in the amount of the difference between the book value on the commencement date of the standard and the recoverable amount as at that date, shall be charged to the statement of operations in the category "cumulative effect as at beginning of the year of change in accounting method" if and only if, the said loss was not recognized in the past solely due to the fact that the net non-discounted future cash flows were greater than the books value.

         Implementation of Standard No. 15 does not have a significant effect on the Company's financial statements as of March 31, 2003.

Note 3 - Business Segments and supplemental information

                                                            Three months ended March 31, 2003
                                    -----------------------------------------------------------------------------------
                                                                 Adjusted NIS (thousands)
                                    -----------------------------------------------------------------------------------
                                          Operating and           Commercial and
                                    managing hotels (1) entertainment center (2)    Hotel leasing (3)      Consolidated
                                    ------------------- ------------------------    -----------------      ------------

Revenues                                       40,048                        -                3,494            43,542
                                    =================== ========================    =================      ============
Operating income (loss)                        (4,613)                     (93)               2,825            (1,881)
                                    =================== ========================    =================
Unidentifiable expenses                                                                                        (4,914)
                                                                                                           ------------
Total operating loss                                                                                           (6,795)
                                                                                                           ============


 (1) There is a seasonality in the hotels operation and management segment, which is reflected by a revenue increase at the second and third quarter of the year.

  (2) In April 2002, SLS (a subsidiary of the Company), entered into an agreement with a company controlled by the controlling interests in the Company (hereinafter - "CDPM"), in the framework of which CDPM committed to complete the construction of the commercial center, including, the development work, as defined in the agreement, for a final and absolute consideration of U.S. $57.7 million, which is to be paid based on the progress of the work ("the Work Consideration"). The amount of the Work Consideration was determined on the basis of a calculation of the amount of work remaining to be performed, as at March 1, 2002. In respect of each payment and/or expense paid by SLS to a sub-contractor, supplier, professional adviser or other entity as part of the implementation of the project from March 1, 2002 to the date CDPM commences work, the Work
      Consideration will be adjusted accordingly. From March 1, 2002 until March 31, 2003 SLS made such payments on account of implementation of the project in the total sum of U.S. $25.2 million. The work in the framework of the agreement does not include specific work, which was detailed in the agreement (mainly - planning, marketing, tolls and supervision), the cost of which is to be borne by SLS. In addition, the agreement provides, that CDPM is to bear the cost of adaptations for tenants, based on the specification detailed in the agreement and the consideration for adaptations which are not included in the specification, is to be determined based on a mechanism set forth in the agreement. In the framework of the agreement CDPM committed to deliver the Commercial Center to SLS in a state of being ready for operation, by March 2003. Actually, the date of operation of the commercial center had been postponed for reasons not related to CDPM. Until the date of publication of these financial statements the agreement had not yet been closed. Nevertheless, for the request of SLS, CDPM is actually assisting in construction and managing the project. Upon the closing of the agreement, SLS is to pay to CDPM an advance of $3 million, on account of the Work


                                                                              16

      Consideration and, concurrently, CDPM is to provide SLS with a bank guarantee, at the rate of 5% of the Work Consideration. In addition, SLS committed, as part of the agreement, to assign to CDPM all the rights and obligations, based on the agreements, which it signed with various suppliers, except for those specified in the agreement. The agreement includes a number of conditions, the breach of which is considered as a fundamental breach, which confers the remedies stated in the agreement. The agreement was approved by the General Meeting of the Company's shareholders.

  (3) In January 2003 SHH (a subsidiary of the Company) entered into an agreement with an external hotel company, according to which the hotel was leased for a period of 25 years in consideration for the payment of a fixed amount in each one of the first four years, which from the fifth year and until the end of the lease period is adjusted upwards at the rate of 2.5% per year. The lease payments are paid once a quarter in advance. The payments are guaranteed by a deposit in the amount of (pound) 2.5 million. The hotel company was granted an option to extend the lease by two additional periods of 15 years each.


Note 4 - Contingencies and Commitments

 A. Following are the legal claims that the Court has been asked to recognize as a representative claim. No material changes have occurred in these claims or in other claims since the last audited financial statements as of December 31, 2002.

 B.      (1)      On September 8, 1999,  the Company was served with a claim and a motion for recognition of the claim as a representative claim. This claim was filed against the Company, Elbit Medical
                  Imagine Ltd.  ("EMI"),  (the company's parent company),  Elbit
                  Medical Holding Ltd., Elron and six former directors of the Company. The motion was filed on behalf of all persons who were minority shareholders of the Company at the date of submission of the claim, as well as all minority shareholders of the Company who held Company's shares on February 18, 1999.
                  The main allegation of the claim is that EMI, through the actions of the former directors of the Company, caused discrimination of the minority shareholders.

                  The requested relief is approximately U.S.$ 603 thousand for the plaintiff and approximately U.S.$ 158 million for the damages to the represented group, plus legal expenses. Following the Court's decision in the claim mentioned in clause B.ii. below, the parties agreed to postpone the hearing of the case until a final decision will be given on the plaintiffs appeal in the other claim, as stated in clause B.2. below.

                  Management, based on a legal advice received, is of the opinion that the ultimate outcome of this claim, the request for recognizing the claim as a representative claim and the effect, if any, this may have on the Company can not be estimated at this stage and thus no provision has been recorded in the financial statements.

         (2) On November 2, 1999, a claim and a motion for recognition of the claim as a representative claim were filed against the
                  Company, EMI, Elbit Medical Holdings Ltd., Europe Israel (M.M.S) Ltd. ("EIL"), (indirect parent company of the Company), Control Centers, Marina Herzlia Limited Partnership 1998, Elron and 25 past and present directors in the above companies. The motion was served on behalf of those who held shares of the Company on September 6, 1999, and continued to hold such shares on the date of the claim, excluding the respondents.

                  The claimants allege that the minority shareholders of the Company have been discriminated as a result of the various activities carried out by its controlling shareholders and its Board of Directors. The remedy which has been requested by the claimants is that EMI be compelled to execute the alleged buy-out shares at U.S.$ 14 per share. Alternatively, the Company and/or EMI and or other shareholders in the Company be compelled to purchase the claimants' shares in the Company according to an external valuation, or alternatively that the claimants be paid compensation for the damages which they allegedly suffered and the annulment of certain transactions with controlling parties.

                  On August 16, 2000, the District Court of Haifa dismissed the Application to recognize the claim as a Representative Claim. Notwithstanding the above, the claim itself remains. Some of the plaintiffs filed applications to the Israeli High Court for permission to file an appeal on this dismissal. In addition, the Government's Attorney General submitted his supportive position with the plaintiffs allegation to the Court. Following the company's claim that the Court's fees are inappropriate to these type of claim, on August 3, 2001, the District Court ordered the Plaintiffs to pay Courts' fees in respect of some parts of the claim, in the sum of NIS 20 million not later than September 10, 2001, otherwise their applications will be deleted, in respect to those parts of the claim for which the fees would not be paid.


Note 4 - Contingencies and Commitments (cont'd)

                  Following a request by the plaintiffs the Court decided to postpone the payment of the fees until further decision.



                  In a hearing that took place on April 25, 2002, the District Court showed a strong tendency to accept the plaintiffs' view concerning the court fees. However, the Company's counsel strongly opposed such approach of the court, and in their opinion, succeeded in shaking the court's position with regard to its ability to cancel the previous decision of the court in the interim procedure or its ability to enable the plaintiffs to postpone the payment of these fees. The court decided to render its ruling regarding the court fees at a later date, which has not been determined as yet.

                  Management, based on a legal advice received, is of the opinion that the ultimate outcome of the claim and the effect, if any, this may have on the Company, can not be estimated at this stage and thus no provision has been recorded in the financial statements.

                  On January 26, 2003, the Company received a letter from one of the insurers ("the Insurer") of EIL, EMI and the Company (the "Insured Companies"), that provides insurance to the Insured companies including insurance pertaining to this representative claim.

                  In this letter, the Insurer made certain allegations against the Insured Companies, including, inter alia, that the Insured Companies breached their disclosure duties under section 6(a) to the Insurance Contract Law, 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and

                  Replacement Cover issued by the Insurer will be cancelled unless the Insured Companies indicate the circumstances were different than those described in the letter. The Company legal counsel sent a reply on behalf of EIL, EMI and the Company on March 20, 2003, in which the allegations of the Insurer were rejected. As of the date of the issuance of the financial statements the company has not received an answer from the Insurer to the Company's letter.